January 16, 2026

Von Lam
Chief Executive Officer
Muzero Acquisition Corp
136 Madison Avenue 6th Floor
New York NY 10016

       Re: Muzero Acquisition Corp
           Registration Statement on Form S-1
           Filed December 3, 2025
           File No. 333-291923
Dear Von Lam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction